FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – FEBRUARY 7, 2011

BAYTEX ENERGY CORP. TO PRESENT AT THE CREDIT SUISSE ENERGY SUMMIT IN VAIL, COLORADO AND THE WORLD MONEYSHOW IN ORLANO, FLORIDA

CALGARY, ALBERTA (February 7, 2011) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that Anthony Marino, President and Chief Executive Officer, will be presenting at the Credit Suisse Energy Summit on Thursday, February 10, 2011 at 7:00am MST in Vail, Colorado.  Additionally, Brian Ector, Director, Investor Relations, will be presenting at The 2011 World MoneyShow on Friday, February 11, 2011 at 3:30pm EST (1:30pm MST) in Orlando, Florida. Presentation slides and a link to the Credit Suisse webcast will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The archived webcast of the presentation can also be accessed via the following URL for 90 days following the presentation:

http://cc.talkpoint.com/cred001/020611a_ah/?entity=61_PPEGL7H

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Corp.
Anthony Marino, President and Chief Executive Officer                                                                        Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer                                                                                                Telephone: (587) 952-3120
Brian Ector, Director, Investor Relations                                                                                                   Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca